FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August, 2021

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated August 3, 2021, announcing that Gilat’s Global Mobility Platform Selected by SES in Multi-Million Dollar Order.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated August 3, 2021	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Gilat’s Global Mobility Platform Selected by SES in Multi-
Million Dollar Order

Solidifies Gilat’s maritime leadership with initial services to top cruise lines and service providers over SES’s O3b mPOWER and geostationary fleet

Petah Tikva, Israel, August 3, 2021 -- Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that it has been awarded a multi-million-dollar order by SES for its global mobility platform. This agreement solidifies Gilat’s maritime leadership with initial services to top cruise lines and maritime service providers who will be able to access satellite-enabled services delivered by SES’s O3b mPOWER and geostationary fleet through Gilat’s multi-orbit platform.

Gilat's next-generation platform is optimized to provide the required multi-orbit, multi-band service to address the high throughput needs of ships, planes and land mobility terminals anywhere on earth. This network expansion will position Gilat’s VSAT platform at over a dozen gateways to form a resilient multi-orbit and secure global network and enable superb passenger wi-fi experience. Gilat's Aquarius Pro VSATs will provide multi-gigabyte services with maximum efficiency, utilizing O3B mPOWER constellation and other SES GEO satellite assets including SES-17.

"We are proud to support our close partner, SES, with Gilat's next generation ground-segment, to meet the needs of its leading global mobility network," said Ron Levin SVP Mobility and Strategic Accounts at Gilat. "With this award Gilat has unquestionability solidified its presence in the maritime market and expects to work hand-in-hand with SES to deliver to the most stringent service demands."

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

GK Investor and Public Relations
Ehud Helft, Managing Partner
ehud@gkir.com